June 30, 2008

DODGE & COX

Balanced Fund

Ticker Symbol

DODBX

Objective
- The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy
- The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed income securities.
  Stocks: The Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.
  Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION

Net Asset Value Per Share	$69.49
Total Net Assets (billions)	$22.4
30-Day SEC Yield[a]	3.11%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members' average tenure is 14 years.

ASSET ALLOCATION


Stocks: 71.2%
Fixed Income Securities: 27.6%
Cash Equivalents: 1.2%

STOCK PORTFOLIO (71.2%)

	Fund
Number of Stocks	81
Median Market Capitalization (billions)	$19
Price-to-Earnings Ratio[b]	11.7x
Foreign Stocks[c]	13.8%

SECTOR DIVERSIFICATION (FIVE LARGEST)

Health Care	15.3%
Consumer Discretionary	15.1
Financials	12.3
Information Technology	11.7
Energy	6.6

TEN LARGEST HOLDINGS[d]

Comcast Corp.	3.2%
Hewlett-Packard Co.	3.2
Wachovia Corp.	2.3
Novartis AG *(Switzerland)*	2.1
Wal-Mart Stores, Inc.	2.1
Time Warner, Inc.	2.1
GlaxoSmithKline PLC *(United Kingdom)*	2.0
Sanofi-Aventis *(France)*	1.9
Sony Corp. *(Japan)*	1.9
News Corp.	1.9

FIXED INCOME PORTFOLIO (27.6%)

	Fund
Number of Fixed Income Securities	291
Effective Maturity	6.9 years
Effective Duration	4.0 years

SECTOR DIVERSIFICATION

U.S. Treasury & Government Related	1.2%
Mortgage-Related Securities	12.0
Asset-Backed Securities	0.7
Corporate	13.7

CREDIT QUALITY[e]

U.S. Government & Government Related	13.2%
Aaa	1.6
Aa	2.9
A	1.1
Baa	4.7
Ba	0.7
B	2.5
Caa	0.9
Average Quality	A1

CORPORATE ISSUERS (FIVE LARGEST)[d]

GMAC, LLC	1.3%
Ford Motor Credit Co.	1.0
Wachovia Corp.	1.0
HCA, Inc.	0.9
Time Warner, Inc.	0.9

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e) Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]

For periods ended June 30, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	-14.36%	2.74%	7.19%	7.83%	11.00%
Combined Index	-5.23	4.44	6.21	4.32	9.45

www.dodgeandcox.com

The Dodge & Cox Balanced Fund had a total return of -3.6% for the second quarter of 2008, compared to -1.9% for the Combined Index[1] (a 60/40 blend of stocks and fixed income securities). For the six months ended June 30, 2008, the Fund had a total return of -11.3%, compared to -6.7% for the Combined Index. At quarter end, the Fund's net assets of $22.4 billion were invested in 71.2% common stocks, 27.6% fixed income securities and 1.2% cash.

SECOND QUARTER PERFORMANCE REVIEW

In a volatile and generally unrewarding quarter for financial markets, the Fund underperformed the Combined Index by 1.7%. Equity markets were generally down during the quarter, and the Fund's relatively high allocation to equities at the expense of better-performing bonds was one source of the underperformance. The Fund's equity holdings also underperformed those in the S&P 500. In contrast, the Fund's fixed income holdings performed relatively well in the quarter, outpacing the LBAG's return. In the paragraphs that follow, we summarize performance for each portfolio.

EQUITY PORTFOLIO

- Weak relative returns from the portfolio's selection of Financials hurt performance. Wachovia (down 42%) and American International Group (down 38%) were notable detractors, along with Fannie Mae (down 25%) and Capital One (down 22%).
- In spite of strong returns from the portfolio's Energy holdings, the Fund's lower weighting detracted from performance. Oil service companies Baker Hughes (up 28%) and Schlumberger (up 24%) were particularly strong.
- A significantly higher portfolio weighting in the Health Care sector, combined with good relative returns was beneficial. Wyeth (up 16%), Amgen (up 13%) and Novartis (up 7%) were notable contributors.

FIXED INCOME PORTFOLIO

- The fixed income portfolio's emphasis on Corporate bonds added to relative returns given the outperformance of the Corporate sector in general. Specifically, several of the portfolio's worst performers in the first quarter rebounded strongly in the second quarter, including holdings of Sprint (up 13%), Liberty Media (up 10%), Kaupthing Bank (up 7%) and Unum Group (up 4%).
- The portfolio's lower interest rate exposure (i.e., below-benchmark duration—approximately 90% of the LBAG's duration[2] at the beginning of the quarter) added to relative returns given the significant rise in Treasury yields.
- The portfolio's substantial holdings in the Auto Finance sector hindered performance as their prices, particularly GMAC, fell meaningfully.

INVESTMENT STRATEGY

The last twelve months have been a challenging period for parts of the U.S. economy, many sectors of the stock and bond markets, as well as the Fund's performance. Stock markets are down significantly and though bond market returns have been generally positive, they have not made up for the magnitude of losses from equities. The result has been negative 12-month returns for the Fund and, indeed, most balanced portfolios.

As we pass the 12-month point of this "crisis," it is safe to say that the current market environment can still be characterized as one focused on risk aversion. In this environment, we believe the substantial valuation declines among equities have created more interesting opportunities for the patient, long-term investor. To capitalize on this, we have continued to lean into the prevailing wind and increase the Fund's equity holdings at the expense of bonds and cash. By quarter end, we had raised the equity weighting to 71.2% of the Fund, a 2.0% increase from the weighting at the end of the first quarter which itself represented a 3.3% increase from the end of 2007.

We have accomplished this incremental addition in our time-honored way: continually re-evaluating the long-term fundamental outlook of a company in comparison with the current valuation of its equity. Though a company's near-term business conditions might be difficult, we will often continue to hold the shares if we believe that investors have overreacted to the change in conditions. If we have enough conviction in a company's long-term viability and profit potential, we may add to the position during a period of stress. This has indeed been the case within the battered Financials sector of the equity market.

Though fixed income returns have been positive, there has been no shortage of challenges in the bond market in the last twelve months. Bond buyers have generally shied away from riskier assets such as Corporate bonds and Government-Sponsored Enterprise Mortgage-Backed Securities (GSE MBS) in the past year, yet, within the Fund's fixed income portfolio we have continued to add to these sectors. We believe our extended investment horizon is particularly helpful in volatile times such as these. In our estimation, the cheapening of many securities within these sectors has far exceeded the associated increase in risk, particularly when viewed over our extended horizon. This leaves their valuations and potential future returns quite compelling relative to other bond market alternatives, like U.S. Treasuries.

Finally, the Fund remains well diversified across major economic, asset class and market sectors. As investors continue to grapple with disappointing news about ongoing credit market turmoil and the near-term U.S. economic outlook, we believe that significant investment opportunities are being created. In good times or bad, our team of portfolio managers and analysts continues to work diligently on your behalf to implement our long-standing investment philosophy and value-oriented process. As always, we thank you for your continued confidence.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2008

[1] The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

06/08 BF FS

June 30, 2008

DODGE & COX

Income Fund

Ticker Symbol

DODIX

Objective

- The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

- The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody's. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB, or lower, by Moody's/S&P.

  The proportions held in the various fixed income securities will be revised in light of Dodge & Cox's appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

GENERAL INFORMATION

Net Asset Value Per Share	$12.21
Total Net Assets (billions)	$15.6
30-Day SEC Yield[(a)]	5.87%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
Fund Inception	1989
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 14 years.

ASSET ALLOCATION


Fixed Income
Securities: 98.2%
Cash
Equivalents: 1.8%

PORTFOLIO CHARACTERISTICS

	Fund	LBAG
Number of Fixed Income Securities	**481**	9,457
Effective Maturity (years)	**6.6**	7.4
Effective Duration (years)	**3.9**	4.7

FIVE LARGEST CORPORATE ISSUERS[(c)]

	Fund
Wachovia Corp.	**3.0%**
Ford Motor Credit Co.	**2.9**
GMAC, LLC	**2.6**
HCA, Inc.	**2.4**
Time Warner, Inc.	**2.3**

CREDIT QUALITY[(d)]

	Fund	LBAG
U.S. Government & Government Related	**56.4%**	70.4%
Aaa	**2.5**	8.3
Aa	**9.2**	5.4
A	**5.5**	8.4
Baa	**13.9**	7.5
Ba	**2.3**	0.0
B	**6.0**	0.0
Caa	**2.4**	0.0
Cash Equivalents	**1.8**	0.0
Average Quality	**Aa2**	Aa1

SECTOR DIVERSIFICATION

	Fund	LBAG
U.S. Treasury & Government Related	**7.1%**	31.8%
Mortgage-Related Securities	**49.4**	38.8
Asset-Backed Securities/CMBS[(b)]	**2.2**	5.8
Corporate	**39.5**	19.8
Non-Corporate Yankee	**0.0**	3.8
Cash Equivalents	**1.8**	0.0

MATURITY DIVERSIFICATION

	Fund	LBAG
0-1 Years to Maturity	**7.4%**	0.0%
1-5	**44.4**	39.2
5-10	**37.9**	47.3
10-15	**1.2**	5.1
15-20	**0.9**	2.1
20-25	**6.3**	2.4
25 and Over	**1.9**	3.9

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.

(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.

(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

Average Annual Total Return[1]

For periods ended June 30, 2008	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	3.69%	3.49%	3.49%	5.62%
LBAG Index	7.13	4.08	3.86	5.68

www.dodgeandcox.com

The Dodge & Cox Income Fund had a total return of -0.3% for the second quarter of 2008, compared to -1.0% for the Lehman Brothers Aggregate Bond Index (LBAG). For the six months ended June 30, 2008, the Fund had a total return of 0.2% compared to 1.1% for the LBAG. At quarter end, the Fund had net assets of $15.6 billion with a cash position of 1.8%.

SECOND QUARTER PERFORMANCE REVIEW

While overall returns for fixed income securities were lackluster, the second quarter was notable in many ways. For one, market sentiment toward "risky" sectors—e.g., Corporates, Mortgage-Backed Securities (MBS)—improved significantly. As a result, quarterly returns from these sectors (as measured by Lehman Brothers indices) outpaced returns from the U.S. Treasury sector for the first time *in a year*. With the improved sentiment, the safety premium accorded U.S. Treasuries diminished, and their yields rose by 0.23% (30-year maturity) to 1.00% (2-year maturity) over the quarter. Reflecting the price declines associated with these rising rates, the Lehman U.S. Treasury Index registered a -2.1% return for the quarter. The Lehman Corporate Index returned -0.7% and the MBS Index posted a -0.5% return, both strongly outperforming comparable-duration[2] Treasuries for the quarter.

The U.S. economy continued its recent struggles, as the effects of home price declines, a tight credit environment, an increase in unemployment and significantly higher energy prices weighed on the consumer. Despite the challenging growth environment, there were meaningful inflationary pressures. For example, CPI rose to 4.2% versus 2.7% a year ago, bolstered by rising food prices and record oil prices ($140/barrel).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- The Fund's overweighting of the Corporate sector (15.5 percentage points greater than the LBAG at the beginning of the quarter) added to relative returns given the outperformance of the Corporate sector in general. In addition, several of the first quarter's worst performers rebounded strongly in the second quarter, including holdings of Sprint (up 13%), Liberty Media (up 10%), Kaupthing Bank (up 7%) and Unum Group (up 4%).
- The Fund's lower interest rate exposure (i.e., below-benchmark duration—approximately 85% of the LBAG's duration at the beginning of the quarter) added to relative returns given the significant rise in Treasury yields.
- The Fund's nominal yield advantage (1.0% annualized greater than the LBAG at the beginning of the quarter) benefited relative returns, as it resulted in a higher level of income.

KEY DETRACTORS FROM RELATIVE RESULTS:

- The Fund's substantial holdings (5.5% weighting, split between GMAC and Ford Motor Credit Corp.) in the Auto Finance sector hindered performance as their prices, particularly GMAC, fell meaningfully.

INVESTMENT STRATEGY

Despite the nascent recovery in sentiment, the current bond market environment can still be characterized as one focused on risk aversion. As bond buyers have shied away from riskier assets such as Corporate bonds and Government-Sponsored Enterprise (GSE) MBS in the past year, we have continued to add to these sectors. We believe our extended investment horizon is particularly helpful in volatile times such as these. In our estimation, the cheapening of these sectors in recent quarters has far exceeded the associated increase in risk, particularly when viewed over our extended investment horizon. This leaves their valuations and potential future returns quite compelling relative to U.S. Treasuries.

In the quarter just concluded, we made substantial increases to the Fund's Corporate holdings. We added at the margin to many existing holdings, made *significant* additions to exposures to Citigroup, Wachovia, Sprint Nextel, HCA, Macy's and Xerox, and purchased the debt of SLM Corp.—the parent of student loan lender Sallie Mae—for the first time. The net effect of these transactions was to raise the Fund's Corporate weighting by 4.8 percentage points to 39.5%, representing an incremental $570 million in Corporate holdings.

Activity on the MBS side was somewhat more subdued, though we raised the Fund weighting by 2.2 percentage points to 49.4%. Opportunities in the GSE MBS sector remain attractive as valuations are historically cheap and prepayment risk has moderated given the tightness in mortgage finance lending markets.

Despite inflation that continues to rise at nearly 4% year-over-year, yields in the bond market—particularly those for the Treasury sector—remain remarkably low. We have maintained the Fund's "defensive" posture toward interest rate risk (effectively, the risk that interest rates rise and bond prices fall) through a combination of a lower duration position than the LBAG—largely achieved through holding no intermediate or long-term Treasury securities—and a significantly higher yield-to-maturity. As always, we thank you for your continued confidence.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2008

[1] The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses.

[2] Duration is a measure of a bond's price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/08 IF FS

DODGE & COX

International Stock Fund

June 30, 2008

Ticker Symbol DODFX

Objective
- The Fund seeks long-term growth of principal and income.

Strategy
- The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION

Net Asset Value Per Share	$40.71
Total Net Assets (billions)	$49.4
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-Day SEC Yield[a]	2.12%
Fund Inception	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 18 years.

ASSET ALLOCATION


Stocks: 96.9%
Cash Equivalents: 3.1%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI EAFE
Number of Stocks	**97**	1,023
Median Market Capitalization (billions)	**$14**	$7
Weighted Average Market Capitalization (billions)	**$59**	$60
Price-to-Earnings Ratio[b]	**10.5x**	10.9x
Countries Represented	**26**	21
Emerging Markets (Brazil, India, Indonesia, Israel, Malaysia, Mexico, South Africa, South Korea, Thailand, Turkey)	**16.2%**	0.0%

REGION DIVERSIFICATION

	Fund	MSCI EAFE
Europe (excluding United Kingdom)	**39.7%**	46.5%
Japan	**21.3**	21.3
United Kingdom	**12.1**	21.9
United States	**7.1**	0.0
Latin America	**7.1**	0.0
Pacific (excluding Japan)	**5.5**	10.3
Africa	**3.1**	0.0
Canada	**0.7**	0.0
Middle East	**0.3**	0.0

TEN LARGEST HOLDINGS[c]

	Fund
Novartis AG (*Switzerland*)	**3.2%**
Royal Bank of Scotland Group PLC (*United Kingdom*)	**2.7**
Schlumberger, Ltd. (*United States*)	**2.4**
Sanofi-Aventis (*France*)	**2.4**
HSBC Holdings PLC (*United Kingdom*)	**2.4**
Bayer AG (*Germany*)	**2.3**
GlaxoSmithKline PLC (*United Kingdom*)	**2.3**
Royal Dutch Shell PLC (*United Kingdom*)	**2.2**
Unicredit SPA (*Italy*)	**2.2**
Schneider Electric (*France*)	**2.2**

SECTOR DIVERSIFICATION

	Fund	MSCI EAFE
Financials	**26.3%**	25.1%
Consumer Discretionary	**14.9**	9.7
Information Technology	**13.5**	5.2
Health Care	**11.6**	7.3
Energy	**9.1**	9.3
Industrials	**8.3**	12.0
Materials	**7.8**	11.3
Consumer Staples	**3.2**	8.1
Telecommunication Services	**2.2**	5.6
Utilities	**0.0[d]**	6.4

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d) Rounds to 0.0%.

*Average Annual Total Return**

For periods ended June 30, 2008	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	-11.74%	13.23%	21.97%	12.73%
MSCI EAFE Index	-10.61	12.84	16.67	7.62

www.dodgeandcox.com

SECOND QUARTER PERFORMANCE REVIEW

The Dodge & Cox International Stock Fund had a total return of -0.9% for the second quarter of 2008, compared to a total return of -2.3% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE). For the six months ended June 30, 2008, the Fund had a total return of -11.5% compared to -11.0% for the MSCI EAFE. At quarter end, the Fund had net assets of $49.4 billion and a cash position of 3.1%.

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- The Fund's holdings in the Energy sector (up 23%) helped performance versus the MSCI EAFE sector (up 17%). Notable performers include Petroleo Brasileiro (up 37%), StatOil Hydro (up 29%) and Schlumberger (up 24%).
- The Fund's holdings in the Consumer Discretionary and Consumer Staples sectors helped its performance in both absolute and relative terms. Selected strong performers include Honda Motor (up 18%), Naspers (up 26%) and Sadia (up 21%).
- Other strong performers include Hitachi (up 22%), GlaxoSmithKline (up 5%), Novartis (up 7%) and Bayer (up 7%).

KEY DETRACTORS FROM RELATIVE RESULTS:

- Weak returns from the Fund's holdings in the Industrials sector (down 13%) compared to the MSCI EAFE Industrials sector (down 2%) hurt performance. Selected detractors include Schneider Electric (down 14%) and Volvo (down 16%).
- The Fund's flat return in the Materials sector hurt relative performance. The MSCI EAFE sector (up 10%) was one of the best performing areas of the market.

For the quarter ended June 30, 2008, the Fund's active hedging of the Euro and British Pound-Sterling had a negligible effect on performance. U.S. Dollar appreciation had an overall negative effect on the Fund's performance. As a reminder, *appreciation* of the U.S. Dollar generally *decreases* returns from international investments, as those international investments depreciate in value in dollar terms. Depreciation of the U.S. Dollar generally has the opposite effect.

INVESTMENT STRATEGY

The last twelve months have been difficult for international investors as worries have intensified over distressed financial institutions, increased borrower delinquencies, falling home prices and the risk that weakness in the Financials sector will impinge on economic growth through reduced availability of credit. The only bright spots have been commodities and energy. Strong demand in the developing world for raw materials, coupled with a muted supply response, are driving rising prices for many commodities and higher share prices for the companies who supply them.

The largest change in the Fund over the past year has been a reduction in its holdings of commodity-related (including Energy) companies and an increase in financial services companies. While we believe the future demand for commodities may be bright, we have gradually shifted away from the area because we believe that current high prices will spur innovation, substitution and conservation. In contrast, though the timing of recovery in the financial services sector is uncertain and future profitability is unlikely to eclipse previous peaks, we believe current valuations for the Fund's holdings reflect undue pessimism about their long-term prospects.

An example of the Fund's increased investment in financial services companies is the Royal Bank of Scotland. RBS has been a holding since 2004, and its price has declined more than 60% over the past year on the back of capital market strains, concerns about its acquisition of ABN Amro and the risk of a U.K. or U.S. recession. RBS has a diverse franchise spanning insurance, corporate and investment banking and retail banking in the eastern United States, Ireland and the U.K. In our opinion, the current market value—less than 2% of reported assets, and less than 40% of reported book value—underestimates the value of its franchise and the chance that management can grow the business. We added substantially to the Fund's position in the last quarter.

A long history of investing has taught us to be skeptical of consensus opinion—not only because it can be wrong, but, by its nature, it is already reflected in current valuations. We are not skeptical for the sake of being contrarian. Rather, we attempt to understand the assumptions underlying consensus opinion and analyze whether they are valid over the long term. Today, the divergence in outlook for the Materials and Financials sectors is great, and we are skeptical that things are going to be either that good (Materials) or that bad (Financials). Though recent results are disappointing, we believe that current conditions are creating the potential for long-term rewards for the patient investor. Our investment team has worked together over a long period of time and through many market cycles, and we are working diligently on your behalf to implement our long-standing investment philosophy and value-oriented process. As always, we thank you for your continued confidence.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2008

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world's stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/08 ISF FS

DODGE & COX

June 30, 2008

Stock Fund

Ticker Symbol

DODGX

Objective

- The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

- The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION

Net Asset Value Per Share	$111.33
Total Net Assets (billions)	$52.5
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-Day SEC Yield[(a)]	1.92%
Fund Inception	1965

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years.

ASSET ALLOCATION


Stocks: 98.5%
Cash
Equivalents: 1.5%

PORTFOLIO CHARACTERISTICS

	Fund	S&P 500
Number of Stocks	**81**	500
Median Market Capitalization (billions)	**$19**	$11
Weighted Average Market Capitalization (billions)	**$65**	$90
Price-to-Earnings Ratio[(b)]	**11.8x**	15.7x
Foreign Stocks[(c)]	**19.5%**	0.0%

SECTOR DIVERSIFICATION

	Fund	S&P 500
Health Care	**21.5%**	11.9%
Consumer Discretionary	**20.9**	8.1
Financials	**16.9**	14.3
Information Technology	**16.3**	16.4
Energy	**9.1**	16.2
Industrials	**5.2**	11.1
Materials	**3.6**	3.9
Consumer Staples	**3.2**	10.8
Telecommunication Services	**1.8**	3.3
Utilities	**0.0**	4.0

TEN LARGEST HOLDINGS[(d)]

	Fund
Comcast Corp.	**4.5%**
Hewlett-Packard Co.	**4.5**
Wachovia Corp.	**3.2**
Novartis AG *(Switzerland)*	**3.1**
Time Warner, Inc.	**2.9**
Wal-Mart Stores, Inc.	**2.8**
Sony Corp. *(Japan)*	**2.8**
Sanofi-Aventis *(France)*	**2.7**
GlaxoSmithKline PLC *(United Kingdom)*	**2.7**
News Corp.	**2.6**

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Average Annual Total Return**

For periods ended June 30, 2008	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-21.43%	2.75%	9.29%	8.62%	12.50%
S&P 500 Index	-13.10	4.42	7.58	2.89	10.44

www.dodgeandcox.com

The U.S. equity market rallied strongly in April and early May, before falling sharply from mid-May through June amid concerns about the continuing credit crunch, the health of the financial sector and higher energy prices. Facing these headwinds, the Dodge & Cox Stock Fund had a total return of -4.5% for the second quarter of 2008, compared to a total return of -2.7% for the Standard & Poor's 500 Index (S&P 500). For the six months ended June 30, 2008, the Fund had a total return of -15.9% compared to -11.9% for the S&P 500. At quarter end, the Fund had net assets of $52.5 billion with a cash position of 1.5%.

SECOND QUARTER PERFORMANCE REVIEW

The Fund lagged the S&P 500 by 1.8% for the second quarter.

KEY DETRACTORS FROM RELATIVE RESULTS:

- Weak relative returns from Financials holdings in the Fund (down 23% versus down 18% for the S&P 500 sector) hurt performance. In particular, Wachovia (down 42%) and American International Group (down 38%) were notable detractors, along with Fannie Mae (down 25%) and Capital One (down 22%).
- In spite of strong returns from the Fund's Energy holdings (up 22% versus up 17% for the S&P 500 sector), the Fund's lower weighting (9% versus 16% at quarter end) detracted from performance. Oil service companies Baker Hughes (up 28%) and Schlumberger (up 24%) were particularly strong.
- The Fund underperformed in the Materials sector (down 6% versus up 4% for the S&P 500 sector). Chemical companies Rohm & Haas (down 14%) and Dow Chemical (down 4%) lagged.
- Significant individual detractors included General Motors (down 39%), General Electric (down 27%), Motorola (down 21%) and News Corp. (down 20%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- A significantly higher relative weighting in the Health Care sector (22% versus 12% for the S&P 500 at quarter end), combined with good relative returns, was beneficial. The Fund's holdings were up 1%, while the S&P 500 sector was down 1%. Wyeth (up 16%), Amgen (up 13%) and Novartis (up 7%) were notable contributors.
- A strong relative return from the Fund's sole Telecommunication Services holding Sprint Nextel (up 42%) helped, as the S&P 500 sector was down 4%.
- Significant individual contributors included Information Technology holdings Electronic Data Systems (up 47%, after agreeing to be acquired by Hewlett-Packard) and Hitachi (up 20%). SLM Corp. (Sallie Mae, up 26%), Sony (up 9%) and Wal-Mart Stores (up 7%) also contributed positively.

INVESTMENT STRATEGY

The last twelve months have been a challenging period for parts of the U.S. economy (such as the housing market and consumer finance), many sectors of the stock market and the Fund's performance. Even traditionally "defensive" sectors of the market such as Health Care have performed poorly. We believe that many stocks in the Fund may have declined far more than the intrinsic value of their companies' underlying businesses. In this environment, we seek to continually re-evaluate the long-term fundamental outlook for each company in comparison with the current valuation. Even though a company's near-term business conditions might be difficult, we will often continue to own the company if we believe that the stock price has more than discounted current conditions and management has a vision and sense of urgency. If we have enough conviction in a company's long-term viability and profit potential, we may add to the position during a period of stress. This has indeed been the case within the battered Financials sector of the market.

The well-documented deterioration in the U.S. housing sector, initially rooted in problems with "subprime" mortgages, has led many financial institutions to increase reserves for projected losses. With home prices declining and energy prices skyrocketing, the delinquency problems have now spread to other types of mortgages, credit cards and other consumer debt (e.g., auto loans), leading to a reduction in the amount of credit available. Stock prices have declined precipitously in the face of these challenges and in the scramble to raise new (and dilutive) capital. Given their much lower prices, we have added to a number of the Fund's holdings in Financials, including Wachovia, Citigroup and Capital One Financial, and started positions in American International Group and Fannie Mae. We are optimistic that these companies all have durable business franchises and balance sheets adequate not only to survive the current credit cycle, but prosper in the long run. The Fund's weighting in Financials was 17% as of June 30, 2008, slightly higher than the S&P 500's 14% sector weighting. As of June 30, 2007, it was 14%, compared to the S&P 500's 21% weighting.

Finally, the Fund remains well diversified across major economic and market sectors with 81 individual company holdings. As investors continue to grapple with disappointing news about ongoing credit market turmoil and the near-term U.S. economic outlook, we believe that significant investment opportunities are being created for the patient, long-term investor. In spite of the Fund's disappointing 12-month performance relative to the S&P 500, our team of equity portfolio managers and industry analysts continues to work diligently on your behalf to implement our long-standing investment philosophy and value-oriented process. As always, we thank you for your continued confidence.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2008

*The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor's, Standard & Poor's 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/08 SF FS

June 30, 2008

DODGE & COX

Global Stock Fund

Ticker Symbol
DODWX

Objective
- The Fund seeks long-term growth of principal and income.

Strategy
- The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION

Net Asset Value Per Share	$8.74
Total Net Assets (millions)	$329
Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%
30-Day SEC Yield[a]	2.38%
Fund Inception Date	May 1, 2008
No sales charges or distribution fees	

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members' average tenure at Dodge & Cox is 17 years.

ASSET ALLOCATION


Stocks: 97.4%
Cash Equivalents: 2.6%

PORTFOLIO CHARACTERISTICS

	Fund	MSCI World
Number of Stocks	**79**	1,744
Median Market Capitalization (billions)	**$27**	$8
Weighted Average Market Capitalization (billions)	**$59**	$70
Price-to-Earnings Ratio[b]	**10.3x**	11.9x
Countries Represented	**21**	23
Emerging Markets (Brazil, India, Indonesia, Mexico, South Africa, South Korea, Thailand, Turkey)	**11.8%**	0.0%

REGION DIVERSIFICATION

	Fund	MSCI World
United States	**43.6%**	47.0%
Europe (excluding United Kingdom)	**28.3**	22.3
United Kingdom	**8.8**	10.5
Japan	**6.8**	10.3
Latin America	**3.4**	0.0
Africa	**3.1**	0.0
Pacific (excluding Japan)	**2.9**	5.0
Canada	**0.5**	4.9

TEN LARGEST HOLDINGS[c]

	Fund
Wachovia Corp. *(United States)*	**3.6%**
American International Group, Inc. *(United States)*	**3.6**
Royal Bank of Scotland Group PLC *(United Kingdom)*	**2.9**
Hewlett-Packard Co. *(United States)*	**2.6**
Sony Corp. *(Japan)*	**2.6**
Novartis AG *(Switzerland)*	**2.6**
Credit Suisse Group *(Switzerland)*	**2.4**
Unicredit SPA *(Italy)*	**2.3**
Comcast Corp. *(United States)*	**2.2**
WellPoint, Inc. *(United States)*	**2.0**

SECTOR DIVERSIFICATION

	Fund	MSCI World
Financials	**28.8%**	20.1%
Consumer Discretionary	**16.2**	8.7
Health Care	**13.9**	9.1
Information Technology	**12.3**	10.7
Materials	**6.9**	8.5
Energy	**6.3**	13.5
Industrials	**5.9**	11.1
Consumer Staples	**4.2**	8.8
Telecommunication Services	**2.9**	4.4
Utilities	**0.0**	5.1

[a] SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
[b] Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
[c] The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

*Total Return**

For period ended June 30, 2008	Since Inception (May 1, 2008)
Dodge & Cox Global Stock Fund	-12.60%
MSCI World Index	-6.58

www.dodgeandcox.com

The Dodge & Cox Global Stock Fund opened on May 1, 2008. This review covers the two months from the launch through the end of the second quarter of 2008. During this period the Fund had a total return of -12.6%, compared to -6.6% for the Morgan Stanley Capital International World Index (MSCI World). At quarter end, the Fund had net assets of $329 million with a cash position of 2.6%.

SECOND QUARTER PERFORMANCE REVIEW

The two months since the launch of the Fund were characterized by negative investment performance across most industry sectors and geographic regions.

KEY DETRACTORS FROM RELATIVE RESULTS:

- The Fund's overweight position and selection of holdings in the Financials sector hurt performance. Selected weak performers included Wachovia (down 46%), American International Group (AIG, down 43%), Royal Bank of Scotland (down 31%) and Fannie Mae (down 30%).
- The Fund's underweight positions in Energy (6% of the Fund compared to 14% of the MSCI World at quarter end) and the Metals & Mining sub-sector of Materials (1% versus 5%) detracted from relative performance. Both sectors had strong positive returns in an otherwise declining market.
- The Fund's overweight position and selection of holdings in the Automobiles sub-sector of Consumer Discretionary hurt performance. Selected weak performers included General Motors (down 50%) and Ford (down 42%).

KEY CONTRIBUTORS TO RELATIVE RESULTS:

- The Fund's holdings in the Health Care sector (up 3%) outperformed those in the MSCI World (down 1%). Notable performers include Novartis (up 9%) and Amgen (up 13%).
- The Fund's Telecommunication Services investments helped relative performance when compared to the MSCI World. Sprint Nextel, the Fund's largest holding in this sector, returned 18%.

The Fund's active hedging of the Euro had a negligible effect on performance.

INVESTMENT STRATEGY

While the Fund is only two months old, it builds on extensive investment experience that Dodge & Cox has accumulated over decades of domestic and international investing. The Fund shares its investment approach with the other Dodge & Cox funds: a research-intensive emphasis on fundamental analysis, team-based decision making, a long-term investment horizon and diversification across sectors.

Our global industry analysts research opportunities across the globe. Of particular interest are companies trading at historically low valuations (with correspondingly low expectations), and companies with significant competitive advantages and attractive growth prospects that were previously out of reach due to expensive valuations. In evaluating securities for the Fund, the Global Investment Policy Committee (whose six members have an average tenure at Dodge & Cox of 17 years) has selected a portfolio that, at quarter end, emphasizes Financials (29% of the Fund relative to 20% of the MSCI World), Health Care (14% versus 9%) and Media (9% versus 2%).

A key element of our long-term investment horizon is the willingness to be persistent with an investment in the face of a market decline without a corresponding decline in the long-term fundamentals. In the volatile period since the launch of the Global Stock Fund on May 1, the Financials sector of the MSCI World declined by 18%. The Fund's holdings in the sector declined by 26%, led by Wachovia (down 46%) and AIG (down 43%)—examples of holdings that have endured significant short-term market pressures. We remain optimistic about the long-term prospects of these companies.

Wachovia is the third largest bank in the United States (measured by customer deposits) with a strong and improving retail banking franchise. Population and income in the geographies served by Wachovia are growing at rates above the U.S. average. However, declines in U.S. home prices and the slowing U.S. economy have increased delinquency rates on Wachovia's mortgage portfolio and other loans, which may result in additional losses. This could lead to the need for additional capital raising and/or a dividend reduction. Nonetheless, we believe that Wachovia's share price (shares are trading at a fifteen-year low) incorporates an overly pessimistic view of its current challenges.

AIG is the world's fourth largest insurance company (measured by market capitalization) and a leader in many markets in which it competes. It has historically been able to grow faster than its competitors while maintaining high profitability. AIG's share price has declined significantly—currently at a ten-year low—primarily related to concerns about its exposure to credit default swaps, mortgage-backed securities and mortgage insurance. We believe that AIG has sufficient capital and reserves to withstand additional deterioration in housing and credit markets and are likewise optimistic about its long-term prospects.

Although predicting the short-term direction of financial markets is impossible, decades of experience have taught us that periods of uncertainty often present some of the best long-term investment opportunities. We believe our investment approach—based on a three-to-five year investment horizon and a thorough understanding of a company's fundamentals in relation to its valuation—is critical in navigating today's uncertain market environment. We encourage our shareholders to take a similar long-term view and thank you for the confidence you have placed in us.

For further review of the Fund's performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund's Semi-Annual Report, which will be available in August.

July 2008

*The Fund's total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world's stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund's web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley® and Morgan Stanley Capital International® are trademarks of Morgan Stanley.

You should carefully consider the Fund's investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund's prospectus. To obtain a Fund's prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/08 GSF FS